Fortuna Reports Extension of High-Grade Mineralization at Bateas Vein in Caylloma Mine

Vancouver, May 24, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce the results of recently completed exploration drilling of the Bateas Vein at the Caylloma Mine located in Arequipa, Peru.  A nineteen hole drill program was completed in late April to explore extensions of high-grade mineralization in the Bateas vein system.  Production from the Bateas Vein is currently sourced from the 12th level and constitutes approximately 18% of the silver ounces delivered to the mill.

 Highlights of the drilling include:

•

BATS006411

637 g/t Ag over 1.70 m from 158.50 m

•

BATS008112

858 g/t Ag over 0.45 m from 210.35 m

•

BATS008412

748 g/t Ag over 0.75 m from 101.70 m

•

BATS008612

         2,390 g/t Ag over 0.20 m from 68.80 m

•

BATS008712

639 g/t Ag over 0.80 m from 63.40 m

•

BATS008812

745 g/t Ag over 2.00 m from 82.00 m

Widths reported are drill hole widths with the drill holes generally oriented sub-perpendicular to the strike of the vein.  True widths are estimated at 65 to 85% of the drill hole widths in general.  Assay results from the nineteen hole program are summarized below with length-weighted assay averages reported for the principal mineralized intervals.  A drill hole location map and longitudinal sections for the Bateas Vein system are available on Fortuna’s website:  [link to Caylloma Maps and Sections].

Bateas Vein System Assay Results

Hole_Id	From (m)	To (m)	Int (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
BATS006411	144.55	144.75	0.20	303	2.02	0.36	1.26
	158.50	160.20	1.70	637	0.13	0.11	0.06
	191.60	193.25	1.65	140	0.02	0.10	0.01
	218.00	221.80	3.80	126	0.16	0.01	0.02
BATS006911	129.65	130.90	1.25	309	0.16	0.04	0.08
BATS007412	107.00	107.90	0.90	326	0.26	0.05	0.07
BATS007712	No significant mineralized intervals
Hole_Id	From (m)	To (m)	Int (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
BATS008112	147.70	148.20	0.50	204	0.22	0.06	0.12
	158.10	158.40	0.30	325	0.17	0.01	0.03
	210.35	210.80	0.45	858	0.06	0.25	0.26
	213.35	213.85	0.50	238	0.10	0.06	0.19
BATS008212A	143.40	143.95	0.55	533	0.11	0.23	0.33
	171.15	171.45	0.30	314	0.04	0.02	0.06
BATS008312	123.90	125.40	1.50	100	0.08	0.00	0.02
	199.60	201.95	2.35	150	0.08	0.11	0.09
BATS008412	101.70	102.45	0.75	748	0.42	0.12	0.25
	161.80	162.90	1.10	154	0.12	0.09	0.15
	285.35	285.55	0.20	362	0.25	0.16	0.11
BATS008512	74.10	74.80	0.70	127	0.03	0.01	0.02
	137.35	138.25	0.90	73	0.02	0.03	0.07
	139.50	139.60	0.10	208	0.09	0.12	0.27
	236.30	238.45	2.15	143	0.10	0.01	0.03
BATS008612	68.80	69.00	0.20	2390	0.99	0.29	0.50
	216.80	217.12	0.32	157	0.11	0.08	0.17
BATS008712	63.40	64.20	0.80	639	0.06	0.06	0.13
	120.70	122.10	1.40	348	0.83	0.01	0.01
BATS008812	74.35	75.70	1.35	218	0.08	0.01	0.04
	78.30	79.10	1.10	234	0.06	0.01	0.03
	82.00	84.00	2.00	745	0.05	0.05	0.08
BATS008912	245.70	247.10	1.40	276	0.31	0.05	0.13
BATS009012	66.90	67.90	1.00	62	0.05	0.01	0.03
BATS009112	No significant mineralized intervals
BATS009212	No significant mineralized intervals
BATS009312	298.20	298.80	0.60	145	0.25	0.31	0.24
BATS009412A	272.60	273.30	0.70	126	0.02	0.00	0.01
BATS009512	No significant mineralized intervals

“The Bateas drill program has been successful in demonstrating the continuity of the Bateas Vein system from the 12th level where mining is currently taking place to the surface, a vertical distance of approximately 350 meters,” commented Dr. Thomas Vehrs, Vice President of Exploration. “We are also encouraged by the mineralized intercepts encountered in drill holes BATS008612, BATS008912 and BATS009312 at elevations between 4750 m and 4850 m. These intercepts may reflect the presence of a new ore shoot and are open-to-depth where higher grade mineralization is anticipated between the 10th and 12th levels of the mine (4700 to 4500 meters elevation).”

Brownfields 2012 Exploration Program

Fortuna’s Brownfields exploration program for 2012 includes 24,000 meters of diamond drilling in the Caylloma District and 15,000 meters of diamond drilling in the San Jose mine area. Currently, the company has four drill rigs operating in the Caylloma District and two drill rigs that are being mobilized to the San Jose area. A third drill rig may be added to the San Jose program in June subject to the satisfactory advancement of target evaluation activities.

Mario Project, Peru

Fortuna has recently completed a 7,000 meter Phase I drill program at the Mario Project located in the department of Junin in central Peru.  In May of 2011, Fortuna signed an option agreement with Crocodile Gold Corp. granting Fortuna the exclusive right to acquire a 100% interest in the Mario Project, subject to certain underlying royalty conditions (see Fortuna news release dated May 30, 2011).  While encouraging results were encountered in a number of the drill holes, the program was not successful in demonstrating the potential to meet the minimum target size established for the project and a decision has been made to terminate the option agreement and abandon the project.  A summary of the Phase I drill results is appended to this news release.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One half of the core is submitted to the ALS Chemex Laboratory in Lima Peru.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot - Tel:  +647.725.0813

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix:  Mario Project Phase I Drill Hole Assay Summary

Hole_Id	From (m)	To (m)	Int (m)	Ag (g/t)	Au (g/t)	Au Eq* (g/t)	Pb (%)	Zn (%)
MAR-001	0.00	13.28	13.28	90	0.09	1.74	0.72	0.19
incl	0.00	4.25	4.25	250	0.22	4.82	2.15	0.20
	93.80	96.50	2.70	227	0.88	5.06	1.94	4.37
	105.00	107.50	2.50	185	0.24	3.65	0.29	0.39
	136.45	154.42	17.97	13	0.26	0.50	0.07	0.17
	178.40	208.60	30.20	13	0.16	0.40	0.12	0.18
TD		208.60
MAR-002	0.00	16.32	16.32	46	0.22	1.07	0.49	0.20
	31.30	31.90	0.60	49	0.37	1.28	1.63	1.16
	57.42	59.20	1.78	194	0.78	4.34	2.07	8.79
	78.15	84.35	6.20	1027	0.40	19.29	10.59	1.94
	98.80	115.40	16.60	24	0.05	0.49	0.29	1.43
	119.75	151.80	32.05	415	1.35	8.99	5.06	6.19
incl	121.55	139.15	17.60	734	0.88	14.39	9.00	10.95
and	149.75	151.80	2.05	7	9.14	9.26	0.01	0.05
TD		244.90
MAR-003	39.00	122.70	83.70	29	0.10	0.63	0.30	0.44
TD		122.70
MAR-004	3.65	10.40	6.75	21	0.10	0.49	0.40	0.13
	19.20	47.10	27.90	78	0.10	1.55	0.81	1.21
Incl	32.40	33.00	0.60	434	0.26	8.25	4.39	7.96
and	33.80	35.20	1.40	686	0.39	13.01	8.26	9.95
and	43.45	45.30	1.85	168	0.29	3.39	2.09	4.23
TD		202.4
MAR-005	21.50	28.90	7.40	22	0.09	0.49	0.16	0.18
	34.80	125.55	90.75	18	0.34	0.66	0.23	0.36
Incl	58.40	94.50	36.10	21	0.69	1.07	0.34	0.39
TD		250.80
MAR-006	No significant mineralized intervals
TD		148.20
MAR-007	82.00	82.75	0.75	224	0.00	4.12	1.22	1.49
TD		137.70
MAR-008	No significant mineralized intervals
TD		152.90
MAR-009	52.62	53.55	0.93	32	0.00	0.59	0.11	1.36
	61.25	61.88	0.63	19	0.00	0.34	0.13	1.06
TD		182.50
MAR-010	No significant mineralized intervals
TD		141.60

Hole_Id	From (m)	To (m)	Int (m)	Ag (g/t)	Au (g/t)	Au Eq* (g/t)	Pb (%)	Zn (%)
MAR-011	No significant mineralized intervals
TD		275.55

MAR-012	No significant mineralized intervals
TD		306.70
MAR-013	113.4	114.25	0.85	15.4	0.13	0.41	0.18	0.30
TD		302.6
MAR-014	40.25	40.85	0.60	42	0.02	0.80	0.69	0.39
	49.30	52.00	2.70	51	0.04	0.98	1.63	6.00
TD		314.50
MAR-015	31.10	32.10	1.00	166	0.05	3.10	3.97	1.44
TD		143.00
MAR-016	153.50	155.20	1.70	1010	0.01	18.59	0.00	0.01
	178.80	180.90	2.10	2	0.42	0.45	0.00	0.08
	187.10	190.75	3.65	3	0.68	0.74	0.00	0.76
	218.65	220.65	2.00	122	0.15	2.41	1.19	2.44
	264.40	268.30	3.90	3	0.83	0.88	0.00	0.05
	319.40	320.90	1.50	3	0.66	0.72	0.01	0.39
	371.95	373.60	1.65	93	0.28	2.00	0.07	0.03
	381.90	383.75	1.85	47	0.22	1.08	0.04	0.24
TD		506.75
MAR-017	25.90	26.30	0.40	31	0.02	0.58	1.11	1.85
	357.90	359.50	1.60	23	0.32	0.74	0.95	0.42
TD		450.45
MAR-018	13.00	31.00	18.00	11	0.08	0.27	0.18	0.45
	35.60	40.00	4.40	28	0.04	0.55	0.09	0.17
	52.00	75.00	23.00	14	0.02	0.27	0.17	0.43
	82.50	87.00	4.50	12	0.03	0.24	0.23	0.15
	96.00	102.50	6.50	33	0.04	0.64	0.44	0.39
	135.20	143.50	8.30	21	0.01	0.40	0.22	0.26
	150.70	160.00	9.30	19	0.05	0.38	0.33	0.44
	210.50	221.77	11.27	16	0.02	0.31	0.19	0.20
	280.30	283.60	3.30	21	0.03	0.40	0.22	0.13
TD		479.10
MAR-019	11.50	19.20	7.70	3	0.31	0.37	0.03	0.04
	132.70	133.10	0.40	88	0.20	1.79	1.12	1.53
TD		419.70

Hole_Id	From (m)	To (m)	Int (m)	Ag (g/t)	Au (g/t)	Au Eq* (g/t)	Pb (%)	Zn (%)
MAR-020	9.45	214.80	205.35	11	0.33	0.53	0.06	0.09
	257.85	266.20	8.35	20	0.40	0.76	0.08	0.45
	275.20	275.95	0.75	27	0.54	1.04	0.02	0.20
	277.40	286.70	9.30	348	0.40	6.69	4.35	5.21
	286.70	292.45	5.75	26	0.03	0.51	0.23	0.31
TD		336.80
MAR-021	27.90	41.85	13.95	18	0.15	0.47	0.07	0.07
	92.00	96.90	4.90	67	0.09	1.29	0.25	0.03
	142.00	146.70	4.70	15	0.57	0.84	0.03	0.02
	194.50	208.00	13.50	40	0.05	0.78	0.51	0.71
	214.00	241.70	27.70	20	0.05	0.41	0.23	0.26
	271.20	272.25	1.05	4	0.03	0.10	0.00	2.82
TD		326.50
MAR-022	0.00	53.55	53.55	17	0.08	0.40	0.12	0.10
	53.55	59.80	6.25	554	0.07	10.07	0.22	0.37
	72.60	73.10	0.50	489	0.10	8.93	4.33	0.21
	78.70	84.00	5.30	167	0.13	3.14	0.57	0.13
	168.95	178.00	9.05	51	0.11	1.03	0.15	0.49
	178.00	179.50	1.50	801	0.40	14.87	1.30	2.26
	183.50	187.90	4.40	674	0.41	12.59	1.01	2.04
	197.20	198.10	0.90	38	0.31	1.00	0.08	0.28
TD		253.40
MAR-023	0.00	65.80	65.80	27	0.20	0.69	0.17	0.33
	75.80	137.90	62.10	26	0.05	0.53	0.13	0.15
	254.90	257.50	2.60	116	0.18	2.28	0.14	0.90
TD		274.10
MAR-024	0.00	72.00	72.00	57	0.05	1.09	0.20	0.06
including	10.00	11.50	1.50	152	0.05	2.80	0.04	0.01
and	22.70	28.50	5.80	193	0.09	3.57	0.35	0.17
and	31.30	35.75	4.45	96	0.05	1.79	0.67	0.08
and	38.95	40.20	1.25	222	0.11	4.12	1.12	0.10
and	69.20	72.00	2.80	241	0.04	4.38	0.19	0.09
	108.20	137.50	29.30	22	0.09	0.49	0.10	0.25
TD		296.90
MAR-025	0.00	86.00	86.00	35	0.04	0.67	0.09	0.03
Including	54.60	56.35	1.75	478	0.10	8.73	0.43	0.04
TD		284.40
MAR-026	3.20	4.20	1.00	799	0.43	14.86	0.01	0.00
	4.20	24.00	19.80	22	0.03	0.43	0.02	0.00
	53.40	60.60	7.20	3	0.37	0.43	0.01	0.08
TD		218.20

Hole_Id	From (m)	To (m)	Int (m)	Ag (g/t)	Au (g/t)	Au Eq* (g/t)	Pb (%)	Zn (%)
MAR-027	3.20	19.00	15.80	16	0.04	0.33	0.03	0.00
	21.10	38.40	17.30	60	0.05	1.13	0.03	0.01
	41.50	57.00	15.50	14	0.17	0.43	0.03	0.00
	146.50	147.70	1.20	87	0.03	1.60	0.07	0.03
TD		200.70
MAR-028	4.80	10.20	5.40	17	0.00	0.32	0.00	0.00
	135.20	137.00	1.80	115	0.05	2.13	0.36	0.00
TD		213.90
MAR-029	7.00	9.50	2.50	113	0.02	2.07	0.01	0.00
	51.40	78.95	27.55	14	0.27	0.52	0.09	0.61
TD		164.40
MAR-030	No significant mineralized intervals
TD		140.10

*  Au Eq in g/t = Au (g/t) + (Ag (g/t) / (US$1453.43 / US$26.74))